UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

The Amacore Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

022624100

(CUSIP Number)

Shad Stastney
Vicis Capital LLC
445 Park Avenue, 16th Floor
New York, NY 10022
(212) 909-4600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 25, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 022624100

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Vicis Capital LLC

45-0538105

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO — funds of its advisory client

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Delaware

	7.	Sole Voting Power

767,948,350
NUMBER OF
BENEFICIALLY	8.	Shared Voting Power
OWNED BY
EACH		0
REPORTING
PERSON WITH	9.	Sole Dispositive Power

767,948,350

	10.	Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

767,948,350
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

87.5%

14.	Type of Reporting Person (See Instructions)

IA

Item 1. Security and Issuer

The securities to which this Schedule 13D (the “Schedule”) relates are shares of Class A common stock, par value $0.001 per share (the “Common Stock”), of The Amacore Group, Inc. (the “Issuer”). The address of the Issuer’s principal executive offices is 1211 North Westshore Boulevard, Suite 512, Tampa, Florida 33607.

Item 2. Identity and Background

(a)
The name of the reporting person is Vicis Capital LLC (“Vicis”). All 767,948,350 shares reported on this Schedule are held directly by Vicis Capital Master Fund (the “Fund”), for which Vicis acts as investment advisor. Vicis may be deemed to beneficially own such 767,948,350 shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares granted by the Fund to Vicis.

(b)	The address of Vicis is 445 Park Avenue, 16th Floor, New York, NY 10022.

(c)	Vicis is an investment adviser registered under the Investment Advisers Act of 1940, as amended, that provides investment advisory services to the Vicis Capital Master Fund (the “Fund”).

(d)	Vicis has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
Vicis has not during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Vicis Capital LLC is a limited liability company organized under the laws of the state of Delaware.

Pursuant to General Instruction C of Schedule 13D, the following information is being provided with respect to each member of Vicis (the “Insiders”):

Members of Vicis Capital LLC

Name	Occupation
Shad Stastney	Member and Chief Operating Officer
John Succo	Member and Chief Investment Officer
Sky Lucas	Member and Head of Global Convertible Arbitrage

To Vicis’s knowledge, each of the Insiders is a United States citizen, and none of the Insiders has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any Insider been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Fund previously acquired (1) 375,000 shares of Common Stock; (2) 694.6 shares of the Issuer’s Series D Convertible Preferred Stock convertible into 694,600,000 shares of Common Stock; (3) 139 shares of the Issuer’s Series E Convertible Preferred Stock convertible into 69,500,000 shares of Common Stock; and (4) 1,200 shares of the Issuer’s Series G Convertible Preferred Stock convertible into 2,400,000 shares of Common Stock.

Within the 60 days preceding the date of this schedule, the Fund acquired, in open-market purchases at the prices and in the amounts listed in the chart below, the following shares of Common Stock:

Purchase Date	Shares of Common Stock Purchased	Purchase Price
July 11, 2008	15,000	$0.30
July 15, 2008	95,300	$0.30
July 16, 2008	14,500	$0.30
July 17, 2008	10,000	$0.30
July 18, 2008	6,300	$0.30
July 21, 2008	76,350	$0.30
July 22, 2008	27,900	$0.30
July 25, 2008	28,000	$0.30

As a result of these purchases, the Fund holds 648,350 shares of Common Stock.

On June 2, 2008, the Issuer and the Fund entered into a Securities Purchase Agreement for the purchase by the Fund of (a) 400 shares of the Issuer’s Series H Convertible Preferred Stock convertible into 800,000 shares of Common Stock, and (b) a warrant to acquire 45,000,000 shares of Common Stock, exercisable for five years at an exercise price of $0.375 per share, for an aggregate cash purchase price of $4,000,000.

The terms of each of the Certificates of Designation (collectively the "Certificates of Designation") designating the Series D, E, G, and H Preferred Stock (collectively, the “Preferred Stock”) contain conversion caps that prevent the holder of such Preferred Stock from converting an amount of Preferred Stock such that the holder would beneficially own (i) greater than 4.99% of the outstanding Common Stock, and (ii) greater than 9.99% of the outstanding Common Stock. The Certificates of Designation, however, allow a holder of Preferred Stock to waive each of these conversion caps upon 61 days’ prior notice and thereby obtain the ability to convert shares of Preferred Stock without the limitation imposed by the applicable conversion cap.

On July 25, 2008 the Fund sent a notice to the Issuer, in accordance with the terms of the Certificates of Designation, informing the Issuer that the Fund was waiving the application of all conversion caps contained in each of the Certificates of Designation with respect to shares of Preferred Stock held by the Fund (but not with respect to any warrants owned by the Fund). As a result of this waiver by the Fund, effective on September 24, 2008 the Fund shall be eligible to convert, without limitation, any or all shares of Preferred Stock held by it into shares of Common Stock in accordance with the terms contained in the Certificates of Designation.

As a result of this waiver by the Fund, when the shares of Common Stock underlying the Preferred Stock identified above are aggregated with the 648,350 shares of Common Stock owned by the Fund, Vicis is deemed to beneficially own 767,948,350 shares of Common Stock.

Item 4. Purpose of Transaction.

Vicis, on behalf of the Fund, acquired the shares of Common Stock, the warrants, and the Preferred Stock of the Issuer for investment purposes in the ordinary course of its business pursuant to specified investment objectives of the Fund.

Vicis and representatives of Vicis and the Fund have had discussions with senior management of the Issuer and may in the future have such discussions concerning ways in which the Issuer could maximize shareholder value.

Except as set forth in this Item 4, Vicis has no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act, but will continue to review this position based upon further developments.

As permitted by law, Vicis may purchase additional shares of Common Stock or other securities convertible, exchangeable or exercisable into Common Stock or dispose of any or all of such securities from time to time in the open market, in privately negotiated transactions, or otherwise, depending upon future evaluation of the Issuer and upon other developments, including general economic and stock market conditions.

 Item 5. Interest in Securities of the Issuer

(a)
All 767,948,350 shares reported on this Schedule are held directly by Vicis Capital Master Fund, for which Vicis Capital LLC acts as investment advisor. Vicis Capital LLC may be deemed to beneficially own such 767,948,350 shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares granted by Vicis Capital Master Fund to Vicis Capital LLC. The voting and dispositive power granted to Vicis Capital LLC by Vicis Capital Master Fund may be revoked at any time. Vicis Capital LLC disclaims beneficial ownership of any shares reported on this Schedule.

The foregoing 767,948,350 shares of Common Stock represent approximately 87.5% of the Issuer’s outstanding Common Stock (based upon 110,149,148 shares of Common Stock outstanding at December 31, 2007, as reported by the Issuer in its Form 10-QSB filed with the SEC for the period ended March 31, 2008 and 767,948,350 shares of Common Stock deemed to be beneficially owned by Vicis).

(b)	For information on voting and dispositive power with respect to the above listed shares, see Items 7-10 of the Cover Pages.

(c)	Except as disclosed in Item 3 of this Schedule, Vicis has not effected any transaction in the Common Stock within the 60 days preceding the date of this Schedule.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 4, 2008

Date

/s/ Keith Hughes

Signature

Chief Financial Officer

Name/Title